Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

by and between

CAM MINING LLC

AND

CAM-KENTUCKY REAL ESTATE LLC

(“Sellers”)

AND

REVELATION ENERGY, LLC

(“Buyer”)

August 15, 2011

Sections of Disclosure Schedule

Section 1.1(a):	Permits
Section 1.2(a):	Encumbrances
Section 1.2(b):	Map
Section 1.2(c):	Leases, Subleases, or Licenses Constituting Permitted Encumbrances
Section 1.3:	Cedar Grove Gas Line
Section 2.1(a):	Real Property Leases
Section 3.2:	Consents
Section 5.1(a):	Owned Real Property
Section 5.1(b):	Leases; Pre-Paid Minimum Royalties
Section 5.2(a):	Environmental Law Violations
Section 5.2(b):	Permit Noncompliance and Proceedings
Section 5.2(d):	Notices of Violations
Section 5.2(e):	SMCRA and Similar Statutes Violations
Section 5.2(g):	Above-Ground Storage Tanks
Section 5.3:	Reclamation Bonds
Section 5.4:	Litigation
Section 5.5:	Taxes

Exhibits

Exhibit A:	Assignment and Assumption Agreement (Colonial Leases)
Exhibit B:	Assignment and Assumption Agreement (Harris Leases)
Exhibit C:	Surrender and Assumption Agreement (Colonial Leases)
Exhibit D:	Assignment and Assumption Agreement (Permits)
Exhibit E:	Buyer Closing Certificate
Exhibit F:	Form of Deed
Exhibit G:	Sellers Closing Certificate
Exhibit H:	Reserved
Exhibit I:	Legal Description of Jamboree Loading Facility
Exhibit J:	Legal Description of Point Rock Area
Exhibit K:	Assignment and Discharge Agreement
Exhibit L:	Form of Haul Road Easement
Exhibit M:	Form of Assignment of Contract
Exhibit N:	Form of Bill of Sale

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into on this 15th day of August, 2011, by and among (i) CAM MINING LLC, a Delaware limited liability company (“CAM Mining”), and CAM-KENTUCKY REAL ESTATE LLC, a Delaware limited liability company (“CAM KY Real Estate”; CAM Mining and CAM KY Real Estate shall be referred to herein as the “Sellers” and individually as a “Seller”); and (ii) REVELATION ENERGY, LLC, a Kentucky limited liability company (“Buyer”).  Sellers and Buyer shall be referred to in this Agreement together as the “Parties” and individually as a “Party”.  Capitalized terms not otherwise defined in this Agreement shall have the meaning given such terms in Article I.

RECITAL

A.                                   Sellers desire to sell, and Buyer desires to purchase, all of the Assets.  In addition, Sellers desire to convey, assign or surrender, and Buyer desires to have Sellers convey, assign or surrender, to Colonial Coal Company, Inc. (“Colonial”) the Colonial Assets because Buyer desires to lease or sublease the Colonial Assets from Colonial.  Upon the purchase of the Assets and lease or sublease of the Colonial Assets, Buyer will take over the Phelps Area Assets, except for the Jamboree Loading Facility and Point Rock Area.  All capitalized terms in this Recital shall have the meanings provided herein.

NOW THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements herein contained, the Parties, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS

For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Article I.

“Adverse Consequences” means, without duplication, all Proceedings, Decrees, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, obligations, Taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.  For purposes of this definition, the term “controls,” “controlled by,” or “under common control with” means the power to direct or cause the direction of the management and policies of a Person or entity, whether through the ownership of voting securities, by contract or otherwise.

“Assets” has the meaning set forth in Section 2.1.

“Assignment and Assumption Agreements” means the following:

(a)                                  The Assignment and Assumption Agreement (Colonial Leases) to be entered into at Closing by Colonial and Sellers, substantially in the form of Exhibit A to this Agreement;

(b)                             the Assignment and Assumption Agreement (Harris Leases) to be entered into at Closing by Buyer and Sellers, substantially in the form of Exhibit B to this Agreement;

(c)                                  the Surrender and Assumption Agreement (Colonial Leases) to be entered into at Closing by Colonial and Sellers, substantially in the form of Exhibit C to this Agreement; and

(d)                                 the Assignment and Assumption Agreement (Permits) to be entered into at Closing by Buyer and CAM Mining, substantially in the form of Exhibit D to this Agreement.

“Assumed Liabilities” means the following:

(a)                                  All obligations and Liabilities under the Permits including all Reclamation Liabilities, regardless of whether such obligations and Liabilities pertain to the Real Property Leases or Colonial Assets (the “Permit Liabilities”);

(b)                                 all Liabilities arising from events occurring on or after the Closing Date with respect to, attributable to, or arising out of the ownership or operation of the Assets by Buyer after the Closing Date, including without limitation, Taxes and Liabilities arising out of the Real Property Leases;

(c)                                  all Liabilities for unpaid Taxes with respect to any Tax year or portion thereof beginning before and ending after the Closing Date to the extent allocable to the portion of such period beginning after the Closing Date;

(d)                                 all Liabilities for any Environmental Matter or Environmental or Response Action related to the Assets arising from events occurring on or after the Closing Date; provided however, the foregoing shall not in any way eliminate or reduce the Buyer’s assumption of all Permit Liabilities; and

(e)                                  the obligation of Sellers under the Harris Group Asset Purchase Agreement to pay Pompey Coal Corporation Three Million Dollars (US$3,000,000.00) within five (5) days after the issuance of the Section 404 Permit.

“Big Branch Lease” means that certain Amended and Restated Lease Agreement dated February 20, 2004, as amended, by and among Poplar Creek Development Company, a West Virginia corporation, CAM KY Real Estate, and Rhino Energy LLC (formerly known as CAM Holdings LLC), a Delaware limited liability company (“Rhino”), a Short Form of which is of record in Deed Book 845, Page 687 in the Pike County Clerk’s Office.

“Big Branch Sublease” means that certain Amended and Restated Sublease Agreement dated March 12, 2004, as amended, by and among Majestic Collieries Company, a West Virginia corporation, CAM KY Real Estate, and Rhino, a Short Form of which is of record in Deed Book 848, Page 331 in the Pike County Clerk’s Office.

“Bill of Sale” means the bill of sale by which the Records are transferred to the Buyer in the form of Exhibit N attached hereto and incorporated herein.

“Business Day” means any day other than a Saturday, a Sunday or a United States federal banking holiday.

“Buyer Closing Certificate” means the certificate of Buyer substantially in the form of Exhibit E to this Agreement.

“Buyer Indemnitees” means, collectively, Buyer and its Affiliates, and the members, officers, directors, employees, managers, agents and representatives of Buyer and their Affiliates.

“Buyer Group” has the meaning set forth in Section 4.4.

“Cedar Grove Gas Line” means the gas line presently located on the Cedar Grove bench, as more particularly shown on Section 1.3 of the Disclosure Schedule.

“Claim Notice” has the meaning set forth in Section 8.4.

“Closing” has the meaning set forth in Section 2.11.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, and the rules and regulations promulgated thereunder, as amended, and any reference to a section of the Code shall include any successor section or provision of the Code.

“Colonial” has the meaning in Recital A.

“Colonial Assets” has the meaning set forth in Section 2.12.

“Colonial Assigned Assets” has the meaning set forth in Section 2.12.

“Colonial Sublease and Lease” has the meaning set forth in the definition of “Point Rock Lease.”

“Colonial Leased Property” has the meaning set forth in Section 2.7.

“Contaminated” or “Contamination” means the presence or Release of one or more Hazardous Substances in such quantity or concentration as to: (i) violate any Environmental Law; (ii) require disclosure to any Governmental Authority; (iii) require remediation or removal pursuant to Environmental Laws; (iv) interfere with or prevent the customary use of the Assets or the Colonial Assets; or (v) create any Liability to fund the clean up of the Assets or the Colonial Assets.

“Contract Assignment” has the meaning set forth in Section 2.1(c).

“Decree” means any injunction, judgment, order, decree or ruling of any applicable Governmental Authority.

“Deed” means the Deed to be entered into at Closing by Colonial and Sellers, substantially in the form of Exhibit F to this Agreement.

“Disclosure Schedule” means the disclosure schedule delivered by Sellers to Buyer and by Buyer to Sellers, as the case may be, concurrently with the execution and delivery of this Agreement. The information contained in the Disclosure Schedule constitutes (i) exceptions to particular representations, warranties, covenants and obligations of Sellers or Buyer as set forth in this Agreement, or (ii) descriptions or lists of assets and liabilities and other items referred to in this Agreement.  For convenience of the Parties, the Disclosure Schedule shall be arranged in paragraphs corresponding to the lettered and numbered Sections contained in this Agreement.  Any disclosure on a specific Section of the Disclosure Schedule shall be deemed to be a disclosure to each applicable Section of the Disclosure Schedule and this Agreement.

“Duke Contract” has the meaning set forth in Section 2.1(c).

“Encumbrances” means any charge, claim, community or other marital property interest, encroachment, servitude, right of first option, right of first refusal, restriction on use, mortgage, pledge, lien, encumbrance, receipt of income, restriction on transfer, other security or equity interest, or defect in title.

“Environment” means surface or ground water (including navigable waters, streams, ponds, drainage basins and wetlands), water supply, soil, land surface or subsurface strata, the ambient air, or any other environmental medium or natural resource protected by Environmental Laws.

“Environmental Laws” means collectively, all Laws enacted and in effect on or prior to the Closing Date that relate to (a) the prevention, abatement or elimination of pollution, or the protection of the Environment, including, without limitation, (i) Laws applicable to the Assets; and (ii) all Reclamation Laws, (b) the generation, handling, treatment, storage, disposal or transportation of waste materials, (c) the regulation of or exposure to Hazardous Substances, including, without limitation, the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §§6901 et seq. (“RCRA”), the

Clean Air Act, 42 U.S.C. §§7401 et seq., the Clean Water Act, 33 U.S.C. §§1251 et seq., the Toxic Substances Control Act, 15 U.S.C. §§2601 et seq. and the Emergency Planning and Community Right to Know Act, 42 U.S.C. §§11001 et seq.

“Environmental Matter” means any assertion of a Proceeding, Decree or directive by any Governmental Authority or any other Person for personal injury, damage to property or the Environment, nuisance, or Contamination, or for damages or restrictions resulting from or related to (i) the ownership, use or operation at or on any Assets or any Colonial Assets; or (ii) the existence or the continuation of a Release of, or exposure to, or the transportation, storage or treatment of any Hazardous Substance into the Environment from or related to any Assets or any Colonial Assets.

“Environmental or Response Action” means all actions required (i) to clean up or remove any Hazardous Substance or other substance; (ii) to prevent the Release or threat of Release, or minimize the further Release of any Hazardous Substance or other substance so it does not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor Environment; (iii) to perform pre-remedial studies and investigations or post-remedial monitoring and care; or (iv) to bring facilities on any Real Property into compliance with Environmental Laws and Reclamation Laws.

“EPA” has the meaning set forth in Section 5.2(d).

“Excluded Assets” has the meaning set forth in Section 2.2.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Authority” means any agency, authority, board, bureau, commission, court, tribunal, department, office or instrumentality of any nature whatsoever or any governmental or quasi-governmental authority or unit, whether federal, state, county, district, city, other political subdivision, or taxing district, foreign or otherwise.

“Harris Group Asset Purchase Agreement” means that certain Asset Purchase Agreement dated February 20, 2004 by and between Sellers and Pompey Coal Corporation, et al.

“Haul Road Easement” has the meaning set forth in Section 2.13.

“Hazardous Substances” means any substance, chemical, waste, solid, material, pollutant or contaminant that is defined or listed as hazardous or toxic under any applicable Environmental Laws. Without limiting the generality of the foregoing, it shall also include mine drainage, any radioactive material, including any naturally-occurring radioactive material, and any source, special or by-product material as defined in 42 U.S.C. 2011, et seq., any amendments or authorizations thereof, any polychlorinated biphenyls in any form or condition, radioactive waste, condensate, or derivatives or byproducts thereof or oil and petroleum products or by products and constituents thereof.

“Indemnified Party” has the meaning set forth in Section 8.4.

“Indemnifying Party” has the meaning set forth in Section 8.4.

“Jamboree Lease” means that certain Coal Facilities Lease Agreement dated February 20, 2004 by and between CAM Mining as lessee and Appalachian Land Company as landlord and that certain Short Form of Coal Loading Facilities Lease Agreement dated February 20, 2004 by and between CAM Mining as lessee and Appalachian Land Company as landlord, of record in Deed Book 845, Page 683 in the Pike County Clerk’s Office.

“Jamboree Loading Facility” has the meaning set forth in Section 2.2(d).

“Knowledge” means that an individual will be deemed to have “Knowledge” of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter; or (b) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter.  A Person (other than an individual) will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, member, manager, executor, or trustee of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter.

“Law” means any constitution, statute, code, ordinance, regulation, principle of common law or treaty of any applicable Governmental Authority.

“Leases” has the meaning set forth in Section 5.1(b).

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including, without limitation, any liability for Taxes.

“Map” has the meaning set forth in the definition of “Permitted Encumbrances.”

“Material Adverse Effect” means any event, change or occurrence that individually, or together with any other event, change or occurrence, has a material adverse impact on the Assets and Colonial Assets, taken as a whole; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) any adverse event, change or occurrence arising from or relating to (1) general business or economic conditions, including such conditions related to the Assets or Colonial Assets, (2) national or international political or social conditions, including the engagement or continuation by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (3) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (4) changes in GAAP, (5) changes in Law or other binding directives issued by any Governmental Authority or (6) the taking of any action contemplated by this Agreement and the other agreements contemplated hereby; (b) any existing event, occurrence, or circumstance with respect to which Buyer has Knowledge as of the date of this Agreement; and (c) any adverse change in or effect on the Assets or Colonial Assets that is cured by Sellers before the earlier of (1) the Closing Date or (2) the date on which this Agreement is terminated pursuant to Section 10.1 hereof.

“Mining Activities” means all activities related to the Assets that involve surface mining, underground mining and auger mining, processing, sale or transporting of coal and coal by-products.  For the purpose of this definition, “Mining Activities” shall include, without limitation, any activities defined under the Surface Mining Control and Reclamation Act of 1977, as amended, as “surface coal mining operations”.

“MSHA” has the meaning set forth in Section 5.2(d).

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles or certificate of organization or formation, regulations, operating agreement, partnership agreement, and all other similar documents, instruments or certificates of a Person, including any amendments thereto.

“OSM” has the meaning set forth in Section 4.4.

“Owned Real Property” has the meaning set forth in Section 5.1(a).

“Payments” has the meaning set forth in Section 5.1(b).

“Permit Liabilities” has the meaning set forth in the definition of “Assumed Liabilities.”

“Permit Transfer Documents” has the meaning set forth in Section 6.5(b).

“Permits” means the written permits, consents, licenses, orders, certificates, registrations, approvals, ratifications, waivers and similar rights issued by a Governmental Authority and held by Sellers identified in Section 1.1(a) of the Disclosure Schedule.

“Permitted Encumbrances” means any of the following with regard to the Real Property that would not reasonably be expected to have a Material Adverse Effect: (a) real estate taxes, assessments and other levies, fees, or charges imposed by a Governmental Authority with respect to such Real Property that are not due and payable as of the Closing Date; (b) mechanics, carriers, warehousemen, suppliers, repairmen, workmen, and materialmen liens and similar liens for labor, materials, or supplies provided with respect to such Real Property incurred in the Ordinary Course of Business for amounts that are not delinquent and that would not, in the aggregate, reasonably be expected to have a Material Adverse Effect; (c) zoning, building codes, and other land use laws regulating the use or occupancy of such Real Property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such Real Property; (d) easements, covenants, conditions, restrictions, rights-of-way, and other similar matters affecting title to such Real Property and other encroachments and title and survey defects, which to the Knowledge of Sellers do not or would not materially impair the use or occupancy of such Real Property in the operation of the Assets and Colonial Assets taken as a whole, (e) those Encumbrances set forth in Section 1.2(a) of the Disclosure Schedule, all of which do not or would not materially impair the use or occupancy of such Real Property in the operation of the Assets and Colonial Assets taken as a whole, (f) matters that would be disclosed on a survey of the Real Property, (g) matters, other than liens, of record in the Pike County Clerk’s office as of July 15, 2011, (h) rights of third parties under oil and gas leases, (i) with respect to Real Property of which Sellers own less than 100%, all rights of third-party owners of undivided interests in such Real Property, (j) with respect to Real Property within the boundaries of the map identified in Section 1.2(b) of the Disclosure Schedule (the “Map”) that the Sellers do not own, and all rights of third-party owners of such Real Property within the boundaries of the Map, which is not owned by Sellers, (k) landlords liens, and (l) leases, subleases or licenses granted to other Persons not materially interfering with Mining Activities, as set forth in Section 1.2(c) of the Disclosure Schedule.

“Permitted Property” has the meaning set forth in Section 6.5(d).

“Person” means any individual, general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, Governmental Authority, cooperative, association or any foreign trust or foreign business organization or any other entity of any kind whatsoever, as well as the heirs, executors, administrators, legal representatives, successors and assigns of such “person” where the context so requires.

“Phelps Area Assets” has the meaning set forth in Section 2.1.

“Point Rock Area” has the meaning set forth in Section 2.2(e).

“Point Rock Lease” means collectively (i) that certain Sublease and Lease Agreement dated January 15, 1999 by and between Lodestar Energy, Inc. as lessee (CAM Mining is the current lessee) and Colonial and Limited Corporation as landlords, as amended (the “Colonial Sublease and Lease”), to the extent that it covers the Point Rock Area and (ii) other miscellaneous leases and subleases under the Colonial Sublease and Lease that cover the Point Rock Area.

“Post-Closing Period” means any taxable period beginning after the Closing Date.

“Pre-Closing Period” means any taxable period ending on or before the Closing Date.

“Pre-Paid Minimum Royalties” means advance royalty and other minimum payments previously made by Sellers to lessors and other Persons pursuant to the Real Property Leases which may be recouped during the Post-Closing Period.

“Proceedings” means all claims, charges, complaints, demands, legal actions, hearings, suits, litigation, arbitrations, disputes, investigations and proceedings.

“RCRA” has the meaning set forth in the definition of “Environmental Laws.”

“Real Property” means the Real Property Leases and Colonial Assets, and any improvements, fixtures, easements, rights of way, and other rights appurtenant thereto (such as appurtenant rights in and to public streets).

“Real Property Leases” has the meaning set forth in Section 2.1(a).

“Reclamation Bonds” shall mean all bonds, including guaranties, indemnities, letters of credit, certificates of deposit, and other forms of surety approved and in place with the respective Governmental Authority, posted by and/or for the benefit of Sellers or Buyer to secure the performance of reclamation or other obligations pursuant to, in connection with or as a condition of, the Permits and under the Reclamation Laws.

“Reclamation Laws” means all Laws enacted and in effect on or prior to the Closing Date relating to reclamation Mining Activities or reclamation Liabilities including, without limitation, SMCRA.

“Reclamation Liabilities” means all reclamation obligations associated with the Real Property and other Assets, whether incurred prior to, at or after the Closing Date, including, without limitation, all such obligations associated with the Permits and the substitution of Sellers’ Reclamation Bonds related to the Permits.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into the Environment of Hazardous Substances.

“Retained Liabilities” means all Liabilities with respect to, attributable to, or arising out of the ownership or operation of the Assets by Sellers, including the obligation to satisfy or pay any fine or take such corrective action required by any notice of violation or non-compliance issued prior to Closing, other than the Assumed Liabilities.

“Section 404 Permit” means the Clean Water Act Section 404 Permit issued by the U.S. Army Corps of Engineers for the activities authorized by Permit No. 898-0610 issued by the Kentucky Department of Natural Resources.

“Sellers Closing Certificate” means the certificate of Sellers substantially in the form of Exhibit G to this Agreement.

“Sellers Group” has the meaning set forth in Section 5.2(e).

“Sellers Indemnitees” means, collectively, Sellers and their Affiliates, and the respective members, officers, directors, employees, managers, agents and representatives of Sellers and their Affiliates.

“SMCRA” has the meaning set forth in Section 5.2(e).

“Straddle Period” means a Tax period or year commencing before and ending after the Closing Date.

“Substitute Bonds” has the meaning set forth in Section 6.5(a).

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), custom duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person, but only to the extent that the foregoing relate to the Assets.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, but only to the extent that the foregoing relate to the Assets.

“Termination Date” shall have the meaning set forth in Section 6.1.

“Third Party Claim” has the meaning set forth in Section 8.4.

ARTICLE II
PURCHASE AND SALE OF ASSETS

2.1                                 Assets to be Acquired.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Sellers shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Sellers, all of Sellers’ right, title and interest in and to the following assets:

(a)                                  the leasehold interests listed on Section 2.1(a) of the Disclosure Schedule, including rights to any and all prepaid royalties associated with such leasehold interests (the “Real Property Leases”);

(b)                                 all Permits and all pending applications therefor or renewals thereof, in each case to the extent transferable; and

(c)                                  (x) all records in the possession of Sellers pertaining to the foregoing assets and Colonial Assets, including without limitation, all maps, files, reserve information and other similar materials pertaining to such assets (the “Records”) and (y) that certain Master Agreement for the Sale and Purchase of Coal and Confirmation, both dated September 1, 2010 and by and between Rhino and Duke Energy Carolinas, LLC (the “Duke Contract”).  Sellers shall cause Rhino to execute an assignment of the Duke Contract in the form of Exhibit M attached hereto and incorporated herein by reference (the “Contract Assignment”).

All of the assets listed in clauses (a) through (c) above to be transferred to Buyer hereunder are herein referred to collectively as the “Assets.”

In addition, Sellers shall sell, convey, transfer, assign and surrender to Colonial the Colonial Assets.

It is the express intent of the Parties that the Assets to be transferred to Buyer hereunder and the Colonial Assets to be transferred to Colonial hereunder include all surface and mineral interests, all haul roads and all permits owned or controlled by Sellers or their Affiliates in the Commonwealth of Kentucky as depicted on the Map, except for the Excluded Assets described in clauses (a), (b), (c), (d), (e), and (g) in Section 2.2 below, and relate to the projects commonly known as Big Branch, Calloway North, Calloway South, Pompey Coal, Gooseneck and Slate Branch, which are generally located in the Phelps area of Pike County, Kentucky, (collectively, the “Phelps Area Assets”).

2.2                                 Excluded Assets.  Notwithstanding anything to the contrary contained in Section 2.1 or elsewhere in this Agreement, the following assets of Sellers (collectively, the “Excluded Assets”) are not part of the sale and purchase contemplated under this Agreement, are excluded from the Assets and shall remain the property of Sellers after the Closing, except for the Colonial Assets described in clause (f) below:

(a)                                  all cash balances;

(b)                                 all accounts receivable of Sellers at the Closing determined in accordance with GAAP;

(c)                                  all Tax Returns, books and records relating to the Retained Liabilities and corporate records of Sellers;

(d)                                 the leasehold estate, real property and coal loading facilities comprising the “Jamboree Loading Facility” which is leased by CAM Mining from Appalachian Land Company pursuant to the Jamboree Lease, more particularly described on Exhibit I attached hereto and incorporated herein by reference, and all permits relating thereto;

(e)                                  the leasehold estate, real property, refuse area, and coal loading facilities comprising the “Point Rock Area” which is leased by CAM Mining from Colonial pursuant to the Point Rock Lease, more particularly described on Exhibit J attached hereto and incorporated herein by reference, and all permits relating thereto;

(f)                                    the Colonial Assets to be conveyed, transferred, assigned or surrendered to Colonial at the Closing as described in Section 2.12 below; and

(g)                                 all other assets and properties of Sellers of every nature, kind and description, tangible and intangible, whether real, personal or mixed, whether contingent or otherwise, whether now existing or hereafter acquired and wheresoever located except as specifically described in the Assets and which are not contained in the Phelps Area Assets.

The Excluded Assets, except for the Colonial Assets described in clause (f) above, shall remain the assets and properties of Sellers and shall not be conveyed to Buyer as part of the Assets.

2.3                                 Assumed Liabilities.  On the Closing Date, Buyer shall assume all of the Assumed Liabilities, and shall be paid, performed and discharged solely by Buyer.

2.4                                 Retained Liabilities.  The Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Sellers.

2.5                                 Purchase Price.  Buyer shall pay, and promises and agrees to pay, to Sellers, for and in consideration of the sale by Sellers to Buyer of the Assets, and other consideration provided by Sellers to Buyer pursuant to this Agreement, the sum of Twenty-Eight Million Seven Hundred Fifty Thousand Dollars (US$28,750,000.00) (the “Purchase Price”) to be paid as follows:  (i) Twenty Million Dollars (US$20,000,000.00) in immediately available funds at Closing; (ii) Two Million Dollars (US$2,000,000.00) upon the earliest to occur of the following: (x) issuance of the Section 404 Permit or (y) the Big Branch reserve being placed into production regardless of whether the Section 404 Permit has been issued; and (iii) Six Million Seven Hundred Fifty Thousand Dollars (US$6,750,000.00) upon the earliest to occur of the following:  (x) the Big Branch reserve being placed into production regardless of whether the Section 404 Permit has been issued or (y) the 180th day after the issuance of the Section 404 Permit.

2.6                                 Consideration.  The Purchase Price, Buyer’s assumption of the Assumed Liabilities and the other obligations of the Buyer set forth in this Agreement shall be the consideration for the Assets and other consideration provided by Sellers to Buyer pursuant to this Agreement.

2.7                                 Assignment and Assumption Agreements, Deed and Other Documents.  At the Closing, Sellers shall, and shall cause Deane Mining LLC and Rhino to, as applicable:  (i) execute and deliver to Buyer and/or Colonial, as applicable, the Assignment and Assumption Agreements, the Deed, the Contract Assignment, the Bill of Sale, and such other documents as may be necessary to convey the Assets to Buyer and transfer or surrender the Colonial Assets to Colonial, as applicable; (ii) perform their obligations under this Agreement to be performed at or before the Closing; and (iii) execute and deliver to Buyer and Colonial, as applicable, the Haul Road Easement, the Amendment to Interim Coal Handling and Transloading Services Agreement, the Sellers Closing Certificate, secretary’s certificates and resolutions of the Sellers.  At the Closing, the Buyer shall, and shall cause Colonial to, as applicable: (i) execute and deliver to the Sellers the Assignment and Assumption Agreements, the Deed, the Contract Assignment, the Bill of Sale, and such other documents as may be necessary to convey, surrender or sublease the Assets and Colonial Assets to Buyer and Colonial, as applicable; (ii) perform its obligations under this Agreement to be performed at or before the Closing; and (iv) execute and deliver to the Sellers Haul Road Easement, the Assignment and Discharge Agreement, the Buyer Closing Certificate, secretary’s certificates and resolutions of Buyer and Colonial.  To the extent that the Sellers are owners of or lessees or sublessees of Colonial with respect to any real property in connection with the Phelps Area Assets (the “Colonial Leased Property”), the Sellers shall convey, assign or surrender their interests in the Colonial Leased Property to Colonial at Closing.

2.8                                 Assumption of Liabilities.  At the Closing, Buyer shall execute and deliver to Sellers the Assignment and Discharge Agreement substantially in the form of Exhibit K to this Agreement and such other documents and instruments as Sellers may reasonably request or as may otherwise be necessary for Buyer to assume all of the Assumed Liabilities.

2.9                                 Proration of Liabilities.  Sellers and Buyer shall cooperate with each other to provide for payments due with respect to the Assumed Liabilities, the Retained Liabilities and the Pre-Paid Minimum Royalties during the payment period in which the Closing occurs with all such items prorated as of the Closing Date, if applicable, but only to the extent that the foregoing relate to the Assets.

2.10                           Additional Documents.  At the Closing, Sellers and Buyer shall execute and deliver all such other documents or instruments necessary or appropriate to effect the transactions contemplated by this Agreement.

2.11                           Closing.  The purchase and sale provided for in this Agreement (the “Closing”) will take place either at the offices of Frost Brown Todd LLC located in Lexington, Kentucky, commencing at 10:00 A.M. local time on August 19, 2011 or via facsimile or other electronic delivery of documents and receipt of documents previously sent by overnight courier service, if any, or if all of the conditions to the obligations of the Parties to consummate the transactions contemplated by this Agreement have not been satisfied in full or waived by such date, on such mutually agreeable later date as soon as practicable after the first date on which the conditions to the obligations of the Parties to consummate the transactions contemplated hereby have been satisfied or waived, but in no event later than August 19, 2011.  The Sections of the Disclosure

Schedule and the Exhibits to this Agreement shall be supplemented and updated as of the Closing Date.

2.12                           Assets to be Transferred to Colonial.  In additional consideration of the Purchase Price and to enable the Buyer to enter into a lease and sublease with Colonial, Sellers at the Closing shall sell, convey, and assign to Colonial, all of Sellers’ right, title and interest (including rights to any and all prepaid royalties) in and to the following assets of Sellers located in the Phelps Area Assets (collectively, the “Colonial Assigned Assets”; the Colonial Assigned Assets and the Colonial Leased Property shall be referred to herein collectively as the “Colonial Assets”):

(a)                                  all real property owned by Sellers in connection with the Phelps Area Assets including (but not limited to) those which are listed in Schedule 5.1(a) of the Disclosure Schedule; and

(b)                                 all real property leased by Sellers in connection with the Phelps Area Assets, other than the Real Property Leases and Colonial Leased Property, including (but not limited to) those which are listed in Schedule 5.1(b) of the Disclosure Schedule.

At the Closing, Sellers shall surrender, transfer and deliver to Colonial, all of Sellers’ right, title and interest (including rights to any and all prepaid royalties) in and to the Colonial Leased Property.

Sellers and Buyer agree to execute and deliver all documents necessary to assign or surrender the assets to Colonial as described in this Section 2.12.

2.13                           Haul Road Easement.  In further consideration of the Purchase Price, Sellers at the Closing shall grant to Buyer an easement to use the haul road maintained under Permit No. 898-7065 issued by the Kentucky Department of Natural Resources and any haul roads and access roads located on the surface real property retained by Sellers in the Point Rock Area.  This easement shall be evidenced by an Easement Agreement in the form of Exhibit L attached to be executed at Closing by Sellers and Buyer (the “Haul Road Easement”).  Neither Buyer, Colonial nor any of their Affiliates shall be liable to Sellers or any of their Affiliates for any wheelage fees in connection with their transportation over, through, under or on any haul roads or access roads located on or at the Point Rock Area.

ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF SELLERS REGARDING THE TRANSACTION

For the purpose of inducing Buyer to enter into and perform this Agreement, each Seller represents and warrants jointly and severally to Buyer that, except as set forth in the Disclosure Schedule, the statements contained in this Article III are correct and complete as of the date of this Agreement, will be updated as of the Closing Date, and will be correct and complete as of the Closing Date, as updated, (as though made then and as though the Closing Date was substituted for the date of this Agreement throughout this Article III).

3.1                                 Organization.  Each Seller is duly organized, validly existing and in good standing as a limited liability company under the Laws of the State of Delaware. Each Seller has full power and authority to conduct its business as it is now being conducted, to sell, own or use the Assets and the Colonial Assets and to perform all of its obligations under the Leases.  Each Seller is duly qualified to do business and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the Assets and the Colonial Assets, or the nature of the activities conducted by it, requires such qualification, except where such failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

3.2                                 Authorization of Transaction.  Each Seller has requisite power and authority to execute, deliver and perform its obligations under this Agreement and each other agreement, document or instrument to which it is a party in connection with this Agreement. Each Seller’s execution, delivery and performance of this Agreement and all other agreements, documents and instruments in connection with this Agreement and the transactions contemplated under this Agreement have been duly authorized by all requisite action on the part of each Seller. This Agreement and all other agreements, documents or instruments executed and delivered by each Seller in connection with this Agreement have been duly executed and delivered by each Seller. This Agreement and all other agreements, documents or instruments executed and delivered by each Seller pursuant to this Agreement constitute the legal, valid and binding joint and several obligations of each Seller, enforceable in accordance with their terms and conditions, subject, however, to the effects of bankruptcy, insolvency and reorganization, and general equitable principles. Except as set forth in Section 3.2 of the Disclosure Schedule, no notices to, filings with, authorizations, consents, or approvals of any Governmental Authorities or any other third party or Person are required to be made or obtained on the part of each Seller in order to consummate the transactions contemplated by this Agreement.

3.3                                 Noncontravention. Neither the execution, delivery or performance of this Agreement by each Seller nor the execution, delivery or performance by each Seller of each other agreement, document or instrument to which it is a party executed in connection with this Agreement or delivered pursuant to this Agreement, nor the consummation of the transactions contemplated hereby or thereby, will (i) violate any Law to which each Seller is subject or any provision of its Organizational Documents, (ii) contravene, conflict with or result in a violation of any of the terms or requirements of, or result in any Governmental Authority revoking, withdrawing, suspending, canceling or terminating any material authorization or Permit issued by a Governmental Authority that is held by each Seller that relates to the Assets or the Colonial Assets, or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, cancel or exercise any remedy or loss of rights, or result in the creation of any Encumbrance, except for Permitted Encumbrances or require any notice (in all such cases with or without the giving of notice and/or the passage of time) under any Lease to which either Seller is a party or by which it is bound or to which any of the Assets or any of the Colonial Assets is subject, except in the case of clauses

(i), (ii) or (iii) above, where such violation, contravention, conflict, default, or acceleration would not reasonably be expected to have a Material Adverse Effect.

3.4                                 Brokers’ Fees.  Sellers have no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Buyer could become liable or obligated.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
BUYER REGARDING THE TRANSACTION

For the purpose of inducing Sellers to enter into and perform this Agreement, Buyer hereby represents and warrants to Sellers that, except as set forth in the Disclosure Schedule, the statements contained in this Article IV are correct and complete as of the date of this Agreement, will be updated as of the Closing Date, and will be correct and complete as of the Closing Date, as updated (as though made then and as though the Closing Date was substituted for the date of this Agreement throughout this Article IV).

4.1                                 Organization.  Buyer is a duly organized, validly existing and in good standing as a limited liability company under the Laws of the Commonwealth of Kentucky.  Buyer has full power and authority to conduct its business as it is now being conducted, to purchase, own or use the Assets and the Colonial Assets and to perform all of its obligations under the Leases after the purchase, assignment and assumption of the Leases.  Buyer is duly qualified to do business and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the Assets and the Colonial Assets, or the nature of the activities conducted by it, requires such qualification, except where such failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

4.2                                 Authorization of Transaction.  Buyer has requisite power and authority to execute, deliver and perform its obligations under this Agreement and each other agreement, document or instrument to which it is a party in connection with this Agreement. Buyer’s execution, delivery and performance of this Agreement and all other agreements, documents and instruments in connection with this Agreement and the transactions contemplated under this Agreement have been duly authorized by all requisite action on the part of Buyer. This Agreement and all other agreements, documents or instruments executed and delivered by Buyer in connection with this Agreement have been duly executed and delivered by Buyer. This Agreement and all other agreements, documents or instruments executed and delivered by Buyer pursuant to this Agreement constitute the legal, valid and binding obligations of Buyer, enforceable in accordance with their terms and conditions, subject, however, to the effects of bankruptcy, insolvency and reorganization, and general equitable principles. Except for filings in connection with the transfer of the Permits, no notices to, filings with, authorizations, consents, or approvals of any Governmental Authorities or any other third party or Person are required to be made or obtained on the part of Buyer in order to consummate the transactions contemplated by this Agreement.

4.3                                 Noncontravention. Neither the execution, delivery or performance of this Agreement by Buyer nor the execution, delivery or performance by Buyer of each other agreement or instrument to which it is a party executed in connection with this Agreement or delivered pursuant to this Agreement, nor the consummation of the transactions contemplated hereby or thereby, will (i) violate any Law to which Buyer is subject or any provision of its Organizational Documents, (ii) contravene, conflict with or result in a violation of any of the terms or requirements of, or result in any Governmental Authority revoking, withdrawing, suspending, canceling or terminating any material authorization or Permit issued by a Governmental Authority that is held by Buyer, or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Party the right to accelerate, terminate, modify, or cancel or exercise any material remedy or loss of rights, or result in the creation of any Encumbrance, or require any notice (in all such cases with or without the giving of notice and/or the passage of time) under any material agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject, except in the case of clauses (i), (ii) or (iii) above, where such violation, contravention, conflict, default, or acceleration would not reasonably be expected to have a material adverse effect on Buyer.

4.4                                 Qualified Buyer.  Buyer is qualified to obtain, and after the Closing hold, all Assets and Colonial Assets or other assets that are necessary for Buyer to own, lease, maintain and operate the Assets and Colonial Assets, including but not limited to the Permits, from and after the Closing Date. Neither Buyer nor any Person “owned or controlled” by Buyer, nor any Person which “owns or controls” Buyer (collectively, “Buyer Group”), has been notified by the United States Office of Surface Mining Reclamation and Enforcement (“OSM”) or the agency of any state administering SMCRA or any comparable state statute, that they are: (i) ineligible to receive surface mining permits; or (ii) are under investigation to determine whether their eligibility to receive such permits should be revoked, i.e., “permit blocked”, nor, to the Knowledge of Buyer, has any such notification been threatened.  To the Knowledge of Buyer, no facts exist that presently or upon the giving of notice or the lapse of time or otherwise would render any Person in Buyer Group ineligible to receive surface mining permits.  As used herein, the terms “owned or controlled” and “owns or controls” shall be defined as set forth in SMCRA and the rules promulgated thereunder.

4.5                                 Brokers’ Fees.  Buyer has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Sellers could become liable or obligated.

4.6                                 Receipt of Documents.  Buyer acknowledges that it has received and reviewed copies, but only to the extent they are referenced in the Disclosure Schedule or Exhibits, of all (a) Real Property Leases, (b) Permits, (c) citations, notices of non-compliance and notices of violation received by Sellers with respect to the Assets, and (d) all other documents referenced in the Disclosure Schedule.

ARTICLE V
REPRESENTATIONS AND WARRANTIES
OF SELLERS REGARDING THE ASSETS AND COLONIAL ASSETS

For the purpose of inducing Buyer to enter into and perform this Agreement, each Seller represents and warrants jointly and severally to Buyer that, except as set forth in the Disclosure Schedule, the statements contained in this Article V are correct and complete as of the date of this Agreement, will be updated as of the Closing Date, and will be correct and complete as of the Closing Date, as updated (as though made then and as though the Closing Date was substituted for the date of this Agreement throughout this Article V).  The Parties hereby acknowledge that the Sellers will update and supplement the Disclosure Schedule on or before the Closing Date.

5.1                                 Real Property.

(a)                                  Section 5.1(a) of the Disclosure Schedule contains a complete list of the real property owned by Sellers and to be conveyed to Colonial under this Agreement (collectively, the “Owned Real Property”).  Each Seller warrants title to the Owned Real Property against liens and encumbrances created by, through or on behalf of Sellers other than the Permitted Encumbrances. Sellers do not control all of the property contained within the boundary of the Map and Buyer understands and agrees to same.  Except as disclosed on Section 5.4 of the Disclosure Schedule, Sellers have not received any written notice of any and, to the Knowledge of Sellers, there are no adverse claims with respect to the Owned Real Property or any rights described therein.

(b)                                 Section 5.1(b) of the Disclosure Schedule contains a complete list of all leasehold interests to be assigned to Buyer or assigned or surrendered to Colonial under this Agreement (collectively, the “Leases”).  Each Seller warrants title to the Leases against liens and encumbrances created by, through or on behalf of Sellers other than the Permitted Encumbrances.  Except as disclosed on Section 5.4 of the Disclosure Schedule, Sellers have not received any written notice of any and, to the Knowledge of Sellers, there are no adverse claims with respect to the Leases or any rights described therein.  Sellers have furnished Buyer with (i) true and correct copies of the Leases and (ii) a schedule of the Pre-Paid Minimum Royalties paid with respect to the Leases as of the date hereof (the “Payments”), which schedule shall be updated as of the Closing Date, and is attached hereto as part of Section 5.1(b) of the Disclosure Schedule. Sellers do not control all of the property contained within the boundary of the Map and the Buyer understands and agrees to same.

(c)                                  To the Knowledge of Sellers, there are no outstanding options or rights of first refusal to purchase any of the Owned Real Property or the Leases or any interest therein.

(d)                                 The Leases are in full force and effect and Sellers have performed all obligations required to be performed by Sellers under the Leases, except any default which would not have a Material Adverse Effect.  Sellers are not in default under any of the Leases, except when such default would not have a Material Adverse Effect. Sellers have not received any notice from any other party to the Leases claiming any default, breach or violation thereof. To the Knowledge of Sellers, no event has occurred or circumstance exists that could reasonably be expected to result in a default, breach, or violation under the Leases, except when such default, breach or violation would not have a Material Adverse Effect.

(e)                                  Sellers have provided Buyer with complete copies of all title reports, title insurance policies, title commitments, title opinions or title abstracts relating to the Owned Real Property or Leases that are in possession or control of Sellers.

(f)                                    The Owned Real Property and the Leases include all surface and mineral interests owned or controlled by Sellers or their Affiliates within the Phelps Area Assets.

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, BUYER ACCEPTS THE OWNED REAL PROPERTY AND LEASES AS IS, WHERE IS, FREE OF ANY WARRANTY (EXPRESS OR IMPLIED), INCLUDING, WITHOUT LIMITATION, ANY WARRANTY WITH REGARD TO THE TITLE (EXCEPT AS PROVIDED IN SECTION 5.1(A) AND 5.1(B)), MINEABILITY, WASHABILITY, RECOVERABILITY, VOLUME, QUANTITY OR QUALITY OF ANY COAL RESERVE AND THE ACCURACY OF ANY INFORMATION REGARDING THE ASSETS, COLONIAL ASSETS, AND ASSUMED LIABILITIES FURNISHED TO BUYER BY SELLERS, AND BUYER ACKNOWLEDGES THAT IT IS AN EXPERIENCED MINER OF COAL AND HAS RELIED ON ITS OWN INDEPENDENT DUE DILIGENCE REGARDING THE ASSETS, COLONIAL ASSETS, AND ASSUMED LIABILITIES.  BUYER FURTHER ACKNOWLEDGES THAT IT IS NOT ACQUIRING FROM SELLERS ANY REAL PROPERTY OF SELLERS OTHER THAN THE REAL PROPERTY LEASES.  BUYER FURTHER ACKNOWLEDGES THAT SELLERS DO NOT OWN 100% OF THE INTERESTS IN VARIOUS TRACTS INCLUDED WITHIN THE MAP, AND THAT OTHER PERSONS OWN VARIOUS INTERESTS AND UNDIVIDED INTERESTS IN SUCH TRACTS.

5.2                                 Permits and Environmental Compliance. This Section 5.2 contains the sole and exclusive representations and warranties of Sellers with respect to any environmental matters, including without limitation any arising under any Environmental Laws.

(a)                                  To the Knowledge of Sellers, Sellers’ operations with respect to the Assets and Colonial Assets have been in compliance with all Environmental Laws unrelated to Mining Activities, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect or as set forth in Section 5.2(a) of the Disclosure Schedule.  To the Knowledge of Sellers, Sellers’ operations with respect to the Assets and Colonial Assets have not violated any Environmental Laws applicable to Mining Activities, including without limitation, those that would result in (i) closure, suspension or restriction of any Mining Activities; (ii) revocation or suspension of any Permits; or (iii) the imposition of any fines or other civil or criminal monetary penalty, except in each case as would not reasonably be expected to have a Material Adverse Effect or as set forth in Section 5.2(a) of the Disclosure Schedule. To the Knowledge of Sellers, Sellers have no Liabilities for any Environmental Matter or

Environmental or Response Action related to the Assets or Colonial Assets, except for Liabilities that would not reasonably be expected to have a Material Adverse Effect or as set forth in Section 5.2(a) of the Disclosure Schedule.

(b)                                 Section 1.1(a) of the Disclosure Schedule sets forth all Permits any of the Sellers hold to conduct the Mining Activities related to the Assets and Colonial Assets, and Sellers are in compliance with such Permits held by any of Sellers, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect or as set forth in Section 5.2(b) of the Disclosure Schedule. No Permit is the subject of any Proceeding by any Governmental Authority, and no such Proceeding is pending or, to the Knowledge of Sellers, threatened, except such Proceedings that would not reasonably be expected to have a Material Adverse Effect or as set forth in Section 5.2(b) of the Disclosure Schedule.

(c)                                  Sellers have made available to Buyer true and complete copies of (i) the Permits, together with a description of the permitted property or facility, the amount of the bond for each such Permit and the surety for each such bond or manner in which each such bond has otherwise been posted, (ii) all other licenses, franchises, certificates, concessions and other approvals and authorizations of a Governmental Authority held by any Seller pertaining to the Assets and Colonial Assets, as amended, supplemented and modified through the date of this Agreement, and (iii) any and all pending applications for additional mining permits and other licenses and authorizations that have been submitted to any Governmental Authority by any Seller pertaining to the Assets and Colonial Assets or are in the process of development either in-house or through consultants.

(d)                                 Section 5.2(d) of the Disclosure Schedule includes a true, correct and complete list of all of the unabated citations, notices of non-compliance and notices of violation received by Sellers with respect to the Assets and Colonial Assets from applicable Governmental Authorities or any private citizens acting in the public interest, including, without limitation, the federal Environmental Protection Agency (“EPA”), the OSM, and the Federal Mine Safety and Health Administration (“MSHA”).  Sellers are not currently subject to any cessation orders, cease and desist orders, closure orders or show cause orders issued by the EPA, OSM, MSHA, or any other Governmental Authority with respect to the Assets or Colonial Assets, except such orders that would not reasonably be expected to have a Material Adverse Effect or as set forth in Section 5.2(d) of the Disclosure Schedule.

(e)                                  To the Knowledge of Sellers, Sellers are in compliance with all of the requirements of Laws, including the Surface Mining Control and Reclamation Act of 1977 (“SMCRA”), the Federal Mine Safety and Health Act of 1977, and all similar statutes of the Commonwealth of Kentucky, and all rules and regulations promulgated under the aforementioned Acts and statutes by the EPA, OSM, MSHA, applicable state permitting authorities, and any other Governmental Authority, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect or as set forth in Section 5.2(e) of the Disclosure Schedule.  With respect to the Assets and Colonial Assets, Sellers have not been subjected to any bond forfeiture, Permit suspension or revocation, or similar effort and Proceedings instituted by the OSM, applicable state permitting authorities or any other

Governmental Authority except as described in Section 5.2(e) of the Disclosure Schedule.  Neither Sellers nor any Person “owned or controlled” by Sellers, nor any Person which “owns or controls” Sellers (collectively, “Sellers Group”), has been notified by the OSM or the agency of any state administering SMCRA or any comparable state statute, that they are: (i) ineligible to receive surface mining permits; or (ii) are under investigation to determine whether their eligibility to receive such permits should be revoked, i.e., “permit blocked”, nor, to the Knowledge of Sellers, has any such notification been threatened.  To the Knowledge of Sellers, no facts exist that presently or upon the giving of notice or the lapse of time or otherwise would render any Person in Sellers Group ineligible to receive surface mining permits.  As used herein, the terms “owned or controlled” and “owns or controls” shall be defined as set forth in SMCRA and the rules promulgated thereunder.

(f)            To the Knowledge of Sellers, neither this Agreement, nor the consummation of the transactions that are the subject of this Agreement, will result in any Liabilities that may be related to Sellers’ operations with respect to the Assets and Colonial Assets being imposed on Buyer for site investigation or cleanup, or notification to or consent of any Governmental Authority or third parties, pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental Laws.  The representation in the previous sentence does not relate to any matters for which Buyer has the responsibility, pursuant to this Agreement, to notify any Governmental Authority or to otherwise process with any Governmental Authority in connection with the transfer of any Permit.  The Sellers have no Knowledge of any Environmental Matters that would have a Material Adverse Effect on the Assets and Colonial Assets.

(g)           To the Knowledge of Sellers: (A) no Asset or Colonial Asset has been or is being used in any manner associated with the production, manufacture, processing, generation, storage, treatment, disposal, management, shipment or transportation of Hazardous Substances, and no such Assets or Colonial Assets are Contaminated by any Hazardous Substance; (B) there are no underground storage tanks regulated pursuant to RCRA § 9001 (42 U.S.C. § 6991) or equivalent authorized state program, located at, on, in or under the Assets or Colonial Assets; (C) there are no materials or equipment containing polychlorinated biphenyls located at, on, in or under the Assets or Colonial Assets; (D) there are no landfills or other areas located at, on, in or under the Assets or Colonial Assets where Hazardous Substances have been disposed; and (E) Sellers have not disposed of any Hazardous Substance at any offsite disposal area located on the property of any other Person, other than a facility permitted by any Governmental Authority with jurisdiction to receive such Hazardous Substance.  Section 5.2(g) of the Disclosure Schedule contains a list of above-ground storage tanks located at or on the Assets or Colonial Assets.

(h)           The only haul roads within the Phelps Area Assets are those covered by Permit Nos. 898-7064 and 898-7065.  Permit 898-7065 is an Excluded Asset, as is the real property associated with it, but that Permit and the haul road are covered by the Haul Road Easement.

5.3           Reclamation Bonds.  Section 5.3 of the Disclosure Schedule contains a list of all Reclamation Bonds associated with the Permits.

5.4           Litigation.  Section 5.4 of the Disclosure Schedule lists all Proceedings and Decrees by or before any court or Governmental Authority now pending or in effect or, to the Knowledge of Sellers, threatened or contemplated, against or affecting, the Assets or Colonial Assets, or the consummation of the transactions contemplated by this Agreement, except for matters that could not reasonably be expected to have a Material Adverse Effect.

5.5           Taxes.  Except as set forth in Section 5.5 of the Disclosure Schedule: (a) all Tax Returns required to be filed by Sellers have been filed on a timely basis with the appropriate Governmental Authorities in all jurisdictions in which such returns and reports are required to be filed and all such returns, statements, and reports were true and correct in all material respects when filed; (b) all Taxes (including interest and penalties) due from Sellers have been fully and timely paid or, to the extent not yet due and payable, have been adequately provided for by Sellers; (c) there are no Encumbrances existing, pending or, to the Knowledge of Sellers, threatened with respect to any Asset or any Colonial Asset relating to any Taxes described in clause (b) above other than Permitted Encumbrances; and (d) no extensions of time to file or waivers of any statute of limitations have been given or requested with respect to Sellers in connection with any Tax Returns covering Sellers or with respect to any Taxes payable by them.

5.6           Powers of Attorney.  There are no outstanding powers of attorney executed by or on behalf of Sellers related to the Assets and Colonial Assets.

5.7           Legal Compliance.  Except as more specifically addressed in Section 5.2:

(a)           No event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation by Sellers of any Law related to the Assets or Colonial Assets other than any such violation that would not reasonably be expected to have a Material Adverse Effect.

(b)           No Seller has received any notice or other written communication from any Governmental Authority regarding any actual, alleged, possible or potential violation of, or failure to comply with, any Law related to the Assets or Colonial Assets, other than any violation or failure to comply that would not reasonably be expected to have a Material Adverse Effect.

5.8           Harris Group Asset Purchase Agreement.  All of the events have occurred in Section 3(b) of the Harris Group Asset Purchase Agreement, other than Section 3(b)(ii).

ARTICLE VI
COVENANTS OF THE PARTIES

6.1           Operation in Ordinary Course.  Except as provided in this Agreement, between the date of this Agreement and the earlier of the termination of this Agreement pursuant to Article X or the Closing, Sellers, in relation to the Assets or the Colonial Assets, will: (i) carry on their businesses in the Ordinary Course of Business; provided however Sellers shall cease coal extraction from the Real Property as of the end of the day shift on August 15, 2011 and such cessation shall continue until the earlier of the Closing Date or the date that this Agreement terminates in accordance with Article X (the “Termination Date”); provided further however, Sellers shall be permitted to continue mining activities on the Real Property, other than coal extraction, after the end of the day shift on August 15, 2011 until the earlier of the Closing Date or Termination Date; (ii) use commercially reasonable efforts to preserve intact the Assets and the Colonial Assets until the Closing Date, and maintain their relations with their suppliers who supply mine supplies for the Phelps Area Assets; (iii) comply in all material respects with all requirements of Law and its Permits; and (iv) continue in full force and effect the insurance coverage under the policies maintained by Sellers on the date of this Agreement or obtain comparable coverage under substitute policies.

6.2           Cooperation.  On the terms and subject to the conditions in this Agreement, Buyer and Sellers shall use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper and advisable under applicable Law, to consummate and make effective the transactions contemplated by this Agreement.

6.3           Notices and Consents.  Each Party with the cooperation of the other Party as such other Party shall reasonably request, will give all notices to, and use its commercially reasonable efforts to obtain consents of, all Governmental Authorities and other third parties necessary to the consummation of the transactions contemplated and/or required by this Agreement.

6.4           Publicity.  All general notices, releases, statements and communications to any employees, suppliers, distributors and customers of Sellers, to the general public and to the press relating to the transactions contemplated by this Agreement shall be made only at such times and in such manner as may be mutually agreed upon by Sellers and Buyer; provided, however, that any Party shall be entitled to make a public announcement of the foregoing if: (a) in the opinion of its legal counsel, such announcement is required to comply with Law or any listing agreement with any national securities exchange or inter-dealer quotation system; and (b) such disclosing Party gives a reasonable period of notice and opportunity to comment to the other Party of its intention to make such public announcement; provided that failure to comment by the close of business on the Business Day after receipt of such notice shall be deemed a waiver of the opportunity to comment and provided, further, that nothing in this Section 6.4 shall operate to prohibit Sellers or Buyer from communicating with their employees after the Closing Date regarding their employment or the terms and conditions thereof, the operation of the Assets, the Colonial Assets or matters necessarily related thereto.

6.5           Permits; Substitute Reclamation Bonds; Other Filings.  The Parties hereby agree as follows:

(a)           At Closing, Buyer at Buyer’s sole expense shall deliver to Sellers substitute Reclamation Bonds and substitute sureties and guarantees or other financial security for all Permits in accordance with applicable Law and sufficient to cause the applicable Governmental Authority to transfer the Permits to Buyer in accordance with applicable Law and to cause the Sellers’ Reclamation Bonds to be cancelled and released in full as soon as reasonably possible after the Closing Date (the “Substitute Bonds”). Upon receipt of the

Substitute Bonds, Sellers or ECSI, the Sellers’ consultant as to the transfer of the Permits (the “Sellers’ Consultant”), shall deliver and file the Substitute Bonds with the appropriate Governmental Authority.

(b)           At Closing, Buyer at Buyer’s sole expense shall deliver to the Sellers all documents that are necessary to transfer the Permits to Buyer in accordance with applicable Law (the “Permit Transfer Documents”).  Upon receipt of the Permit Transfer Documents, Sellers or the Consultant shall deliver and file the Permit Transfer Documents with the appropriate Governmental Authority.  Buyer and Sellers shall use commercially reasonable efforts to obtain an agreed order from the appropriate Governmental Authorities to (i) evidence the abatement of existing violations under the Permits and/or (ii) provide that any remaining violations as of the transfer date of the Permits to Buyer shall be deemed uncorrectable as to Sellers.  Buyer shall use commercially reasonable efforts to obtain amendments to the Permits to abate any violations under the Permits remaining as of the transfer date.

(c)           Following the Closing Date, CAM Mining shall cause each Permit that is in its name to be retained in its name, until the applicable Governmental Authority transfers such Permit to Buyer.  Buyer shall rely only on the Substitute Bonds secured by Buyer at its sole expense and Buyer shall reimburse Sellers for any amounts required to be paid by Sellers to correct (and to pay fines or assessments with respect to) any violation occurring after the Closing Date and any direct out-of-pocket costs incurred by Sellers in connection with the maintenance of such Permits following the Closing Date.

(d)           At Closing Buyer at Buyer’s sole expense shall deliver to the Sellers all documents that are necessary to designate Buyer as the operator to conduct Mining Activities on the Real Property and other tracts under each of the Permits (the “Permitted Property”) to the extent allowed by and in accordance with applicable Law (the “Designated Operator Documents”).  To the extent allowed by and in accordance with applicable Law, Sellers shall grant Buyer the right as designated operator to conduct Mining Activities on the Permitted Property.  Until such time as all of the Permits are transferred to Buyer, Buyer shall maintain and operate the Phelps Area Assets as designated operator and all other mining operations that Buyer owns or controls under permits issued to Buyer or its Affiliates, in compliance with all applicable Laws, regulations and permit terms such that an unabated or uncorrected violation at any such operation shall not result in a permit block to Sellers or any Affiliates of Sellers.

(e)           If Sellers receive a notice of violation under any of the Permits as a result of events occurring after the Closing Date but before the transfer of the Permits, Sellers will give Buyer prompt notice thereof, and Buyer shall take prompt action to cure such violations.  If Sellers reasonably determine that Buyer will not cause such violation to be cured in a timely fashion, Sellers shall have the right to cure, or cause to be cured, such violation itself and be reimbursed by Buyer for curing such violation, and Sellers and their employees, contractors and agents shall have the full right of entry onto the Permitted Property in order to be able to cure such violations.

(f)            Notwithstanding anything contained herein or in any other document executed in connection with this Agreement to the contrary, the Buyer shall comply with all duties and obligations under the Permits after the Closing Date, including without limitation compliance with all Reclamation Laws.

(g)           Sellers recognize that the Section 404 Permit is critically important to Buyer’s intended coal mining operations involving the Big Branch reserve and Buyer has agreed to pay substantial sums based upon the expectation that the Section 404 Permit will be issued timely.  Accordingly, notwithstanding anything in this Agreement to the contrary, Sellers agree to use their commercially reasonable efforts and work diligently to obtain the Section 404 Permit and to refrain from taking any action that could delay the issuance of the Section 404 Permit.  The Section 404 Permit shall contain terms and conditions normal and customary in the coal mining industry.  Sellers shall submit all documents to be filed in connection with the Section 404 Permit to Buyer prior to filing.  Sellers shall not file any such documents without the prior written consent of Buyer, which consent shall not be unreasonably withheld, and Buyer’s comments shall be provided to Sellers within 3 Business Days of Buyer’s actual receipt.

6.6           Notice of Developments. At any time prior to the Closing:

(a)           Sellers shall promptly notify Buyer in writing of any development causing a breach of any of its representations and warranties in Article V. Unless Buyer has the right to terminate this Agreement pursuant to Section 10.1 by reason of the development and exercises that right within the period of 10 Business Days referred to in Section 10.1(d), the written notice pursuant to this Section 6.6(a) will be deemed to have amended the Disclosure Schedule, to have qualified the representations and warranties contained in Article V, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the development; and

(b)           each Party will give prompt written notice to the other Party of any material adverse development causing a breach of any of its own representations and warranties in Articles III and IV. No disclosure by any Party pursuant to this Section 6.6(b), however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation or breach of warranty.

6.7           Lessor Payments.

(a)           The Parties understand that some of the Leases may contain change-of-control and/or consent to assignment clauses benefiting the lessors, and that some of those lessors may, as a condition to the waiver of their rights and/or consenting to the proposed assignment of their leases arising as a result of the sale of the Assets, impose additional payments or costs on the Sellers under such leases.  The Leases which contain such change-of-control and/or consent to assignment clauses are listed in Section 3.2 of the Disclosure Schedule.  Any resulting increase in payments and cost made to such lessors shall be at the sole risk and cost of Buyer.  Buyer may elect not to pay any such payment or cost but Buyer’s sole remedy shall be not to close this transaction pursuant to Section 7.1.  Buyer shall be responsible for obtaining all necessary consents in connection with such change-of-control and/or consent to assignment clauses.  Buyer may elect to close this transaction without obtaining all such consents, and in such case Buyer shall have no recourse against Sellers in connection with any claim made by any lessor that a required consent was not obtained.

(b)           Some of the Leases for which consents are required may not have been obtained as of the Closing Date.  For each such Lease, if a consent has not been obtained prior to the Closing Date, no assignment of such Lease shall become effective until such consent is obtained. Once such consent is obtained then the Lease that is the subject of an accepted consent shall automatically become part of the Assets or Colonial Assets conveyed or assigned by Sellers to Buyer or Colonial, as applicable, without the need for a written amendment.

6.8           Further Assurances.  The Parties shall cooperate in a commercially reasonable manner with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information, (b) execute and deliver to each other such other documents, and (c) do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated hereby.

6.9           Exclusivity.  Prior to Closing or termination of this Agreement, Sellers shall not solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of the Assets.  Sellers shall promptly notify Buyer if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing.

6.10         No Solicitation of Employees.  For the six-month period beginning on the Closing Date, neither Buyer nor its Affiliates shall (a) solicit any employees of Sellers or their Affiliates to become employees, consultants or agents of Buyer or its Affiliates or (b) hire any key management employees of Sellers or their Affiliates, which shall include Seller’s and its Affiliates’ mine superintendents and foremen; provided, however, nothing contained in this Section shall prevent Buyer or its Affiliates from hiring any employees of Sellers or their Affiliates, other than key management employees, who approach Buyer or its Affiliates on their own seeking employment in response to general advertising without having received any direct solicitation from Buyer.

6.11         Access.  From and after the Closing Date, Buyer shall permit Sellers and their representatives to have access to the Permitted Property at all reasonable times and upon reasonable prior notice and subject to Buyer’s safety rules, requirements and procedures, and in a manner so as not to interfere with the normal business operations of Buyer, in connection with Sellers’ efforts to cause the Permits to be transferred or to cure violations.

6.12         Maintenance of Insurance.  From and after Closing until such time the Permits have been transferred to Buyer in accordance with applicable Law and Sellers’ Reclamation Bonds have been cancelled and released in full, Buyer shall maintain, and cause each Person performing mining operations on the Permitted Property to maintain, Commercial General Public

Liability insurance with responsible and reputable insurance companies or associations in amounts of at least $US5 million per occurrence for bodily injury or death and $US1 million per occurrence for property damage.  The limits of liability may be satisfied by a combination of primary and umbrella or excess insurance policies.  All such policies shall name Sellers as additional insureds, and shall provide for not less than 30 days’ prior written notice to Sellers of the exercise of any right of cancellation.  Buyer shall provide Sellers with evidence of such insurance at the Closing.

6.13         Delivery of Coal.  Sellers shall deliver four trains of coal after the Closing Date in accordance with the purchase orders scheduled between Duke Energy Carolinas, LLC and Sellers.

ARTICLE VII
CONDITIONS PRECEDENT

7.1           Conditions Precedent to Each Party’s Obligations.  The respective obligations of Buyer, on the one hand, and Sellers, on the other hand, to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Buyer and Sellers) at or prior to the Closing Date of the following conditions precedent:

(a)           no Proceeding or Decree shall have been commenced, threatened or entered by or before any Governmental Authority that remains in force and that (i) prohibits, seeks to prohibit or imposes or seeks damages in connection with, the consummation of the transactions contemplated by this Agreement; (ii) seeks or imposes relief that causes or would cause any of the transactions contemplated by this Agreement to be rescinded following consummation; or (iii) materially and adversely affects the right of Buyer to own and operate the Assets on or after the Closing Date;

(b)           Buyer shall have obtained, or caused to have been obtained, all of the consents listed in Section 3.2 of the Disclosure Schedule, which requirement may be waived in a writing signed by both Sellers and Buyer, together with any novation agreements, guaranty releases, and releases of Sellers from any Liabilities under the Real Property Leases, as required by Sellers in their sole and absolute discretion for any Real Property Leases or contracts that are within the Assets or assets to be assigned or surrendered to Colonial, including without limitation such agreements from Pocahontas Development Corporation or its Affiliates, and the lessors under the Big Branch Lease and Big Branch Sublease; provided, however, that if Buyer is unable to secure such consents, agreements and releases after having met its obligations under Sections 6.3 and 6.8, Sellers’ sole recourse will be termination of this Agreement pursuant to Article X; and

(c)           The Duke Contract shall have been amended to provide for the new loading points and the delivery of four trains of coal by Sellers after the Closing Date based on purchase orders scheduled between Duke Energy Carolinas, LLC and Sellers.

7.2           Conditions Precedent to Obligations of Buyer.  The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Buyer) at or prior to the Closing Date of the following conditions precedent:

(a)           all of the representations and warranties of Sellers set forth in this Agreement shall be true and correct in all material respects (or, to the extent such representations and warranties are qualified by materiality, in all respects) as of the date of this Agreement and at and as of the Closing Date with the same effect as though such representations and warranties were made at and as of the Closing Date, and Buyer shall have received the Sellers Closing Certificate dated as of the Closing Date executed by Sellers to such effect;

(b)           all of the covenants and agreements that Sellers are required to perform or to comply with pursuant to this Agreement at or prior to the Closing Date shall have been duly performed and complied with in all material respects, and Buyer shall have received the Sellers Closing Certificate executed by Sellers to such effect;

(c)           all requisite actions required to be taken by Sellers at or prior to the Closing Date in connection with the transactions contemplated by this Agreement and all documents incident thereto, including all actions necessary to authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby, shall have been taken, delivered to Buyer, and shall be reasonably satisfactory in form and substance to Buyer and Buyer’s counsel;

(d)           Sellers shall have executed and delivered all of the documents specified in Section 2.7;

(e)           Colonial and Buyer shall have executed and delivered (i) a Lease and Sublease Agreement in form satisfactory to Buyer, (ii) a Contract Mining Agreement in form satisfactory to Buyer, and (iii) all such other documents as may be reasonably requested by Buyer or otherwise to lease or sublease the Permitted Property to Buyer;

(f)            Sellers shall have obtained a full release of any and all security interests and liens in the Assets and Colonial Assets, incuding (but not limited to) that granted to PNC Bank, NA;

(g)           Buyer shall have received the fully executed Fifth Amendments to the Big Branch Lease and the Big Branch Sublease;

(h)           Buyer shall have received the fully executed (i) termination of the existing right of entry letter between Pocahontas Development Corporation or its Affiliates and Sellers, (ii) reinstatement of the lease between Pocahontas Development Corporation or its Affiliates and Colonial, and (iii) lease or right of entry letter between Pocahontas Development Corporation or its Affiliates and Buyer, all in form satisfactory to Buyer;

(i)            Buyer shall have received the fully executed amendment to the Interim Coal Handling and Transloading Services Agreement dated May, 2011 between Deane Mining, LLC and Buyer in form satisfactory to Buyer;

(j)            Buyer shall have obtained the extension of the [McCoy Wheelage Agreement] and renewal of the [Peter Creek] Lease, both of which Buyer shall seek to obtain; and

(k)           between the date of this Agreement and the Closing Date, no Material Adverse Effect shall have occurred.

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, BUYER HEREBY ACKNOWLEDGES THAT IT HAS COMPLETED TO ITS FULL SATISFACTION ALL OF ITS DUE DILIGENCE WITH RESPECT TO THE ASSETS AS OF THE DATE OF THIS AGREEMENT.

7.3           Conditions Precedent to Obligations of Sellers.  The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Sellers) at or prior to the Closing Date of the following conditions precedent:

(a)           all of the representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects (or, to the extent such representations and warranties are qualified by materiality, in all respects) as of the date of this Agreement and at and as of the Closing Date with the same effect as though such representations and warranties were made at and as of the Closing Date, and Sellers shall have received the Buyer Closing Certificate dated as of the Closing Date executed by Buyer to such effect;

(b)           all of the covenants and agreements that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing Date shall have been duly performed and complied with in all material respects, and Sellers shall have received the Buyer Closing Certificate executed by Buyer to such effect;

(c)           all requisite actions required to be taken by Buyer at or prior to the Closing Date in connection with the transactions contemplated by this Agreement, and all documents incident thereto, including all actions necessary to authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby, shall have been taken, delivered to Sellers, and shall be reasonably satisfactory in form and substance to Sellers and Sellers’ counsel;

(d)           Buyer and Colonial, as applicable, shall have executed and delivered all of the documents specified in Section 2.7;

(e)           between the date of this Agreement and the Closing Date, no Material Adverse Effect shall have occurred;

(f)            Sellers shall have obtained an amendment to the Jamboree Lease acceptable to Sellers in their sole and absolute discretion which removes the cross termination clause from that lease relating to the Big Branch Lease and Big Branch Sublease and the corresponding cross termination provisions in the Big Branch Lease and Big Branch Sublease;

(g)           Buyer shall have delivered to Sellers satisfactory evidence of compliance with Buyer’s obligations under Section 6.5 to the extent that the same are required to have been performed at or before the Closing;

(h)           Sellers shall have received the fully executed Fifth Amendments to the Big Branch Lease and the Big Branch Sublease; and

(i)            Sellers shall have received full payment of the Purchase Price due at the Closing.

ARTICLE VIII
REMEDIES FOR BREACHES OF AGREEMENT

8.1           Survival of Representations, Warranties and Certain Covenants.  All of the representations and warranties contained in Article III and Article IV shall survive the Closing indefinitely, and the representations and warranties of Sellers contained in Article V of this Agreement shall survive the Closing for a period ending on the earlier to occur of (i) 12 months after the issuance of the Section 404 Permit or (ii) 24 months after the Closing Date, except those relating to Taxes, which shall survive for the applicable statute of limitations. Except as otherwise provided in this Agreement, the covenants and agreements contained in this Agreement to be performed at or before the Closing shall not survive the Closing and the covenants and agreements contained in this Agreement to be performed after the Closing shall survive the Closing indefinitely.

8.2           Indemnification Provisions for Benefit of Buyer.

(a)           General Indemnity.  Sellers shall jointly and severally indemnify and hold harmless Buyer Indemnitees from and against the entirety of any Adverse Consequences arising from, relating to, or in connection with:

(i)            any breach of any representation or warranty made by Sellers in this Agreement or the Sellers Closing Certificate (so long as the applicable survival period set forth in Section 8.1 has not expired at the time Sellers have been given notice of a claim under Section 8.2(b));

(ii)           any breach of any covenant or agreement of Sellers in this Agreement (so long as the applicable survival period set forth in Section 8.1 has not expired at the time Sellers has been given notice of a claim under Section 8.2(b));

(iii)          any matters involving fraud or intentional misconduct; or

(iv)          any Retained Liabilities;

provided however, that, Sellers shall have no Liability to indemnify Buyer Indemnitees to the extent the Adverse Consequences that the Buyer Indemnitees have suffered by reason of all such breaches exceeds an aggregate ceiling equal to Two Million Dollars (US$2,000,000) (after which point Sellers will have no obligation to indemnify Buyer from and against any further Adverse Consequences); provided the limitations set forth in this section shall apply only to Adverse Consequences arising from, related to, or in connection with Section 8.2(a)(i), but shall not apply to (i) any monetary liens or (ii) any Liabilities for any Environmental Matter or Environmental or Response Action related to the Real Property or the Assets within Sellers’ Knowledge arising from, related to, or in connection with events occurring prior to the Closing Date, which together shall be limited to US$31,750,000.  Notwithstanding any other provision or limitation contained in this Section or this Agreement, in the event of a default or breach of any representation, warranty, covenant or provision of this Agreement by Sellers that continues beyond any applicable cure period, the Buyer may set off and withhold from the installment payments of US$2,000,000 and US$6,750,000 provided in Section 2.5 any amounts due or claimed by Buyer, which amounts shall not be subject to the ceiling set forth above.

(b)           Written Claims.  Buyer may make a claim (not involving a Third Party Claim) in any amount to which it may be entitled under this Agreement by providing a written claim for indemnification against Sellers within any applicable survival period promptly after Buyer has notice of any Adverse Consequence which may give rise to a claim for indemnification; provided, however, that no delay on the part of Buyer in notifying Sellers shall relieve Sellers from any obligation hereunder unless (and then solely to the extent) Sellers are prejudiced by such delay.

(c)           Knowledge of Breach.  No Buyer Indemnitee shall bring a claim or be entitled to indemnification with respect to any breach of any of the representations and warranties of Sellers contained in this Agreement or the Sellers Closing Certificate if Buyer had Knowledge of such breach prior to the Closing; provided however, Buyer shall not be deemed to have Knowledge of any monetary liens or any Liabilities for any Environmental Matter or Environmental or Response Action related to the Real Property or the Assets; provided however, the foregoing shall not in any way eliminate or reduce the Buyer’s assumption of all Permit Liabilities.

8.3           Indemnification Provisions for Benefit of Sellers.

(a)           General Indemnity.  Buyer shall indemnify and hold harmless Sellers Indemnitees from and against the entirety of any Adverse Consequences arising from, relating to or in connection with:

(i)            any breach of any representation or warranty made by Buyer in this Agreement or the Buyer Closing Certificate (so long as the applicable survival period set forth in

Section 8.1 has not expired has not expired at the time Buyer has been given notice of a claim under Section 8.3(b));

(ii)                                  any breach of any covenant or agreement of Buyer in this Agreement (so long as the applicable survival period set forth in Section 8.1 has not expired has not expired at the time Buyer have been given notice of a claim under Section 8.3(b));

(iii)                               any matters involving fraud or intentional misconduct;

(iv)                              acts or omissions by Buyer pursuant to Section 6.5; or

(v)                                 any Assumed Liabilities;

provided, however, that, Buyer shall have no Liability to indemnify Sellers Indemnitees to the extent the Adverse Consequences Sellers Indemnitees have suffered by reason of all such breaches exceeds an aggregate ceiling equal to Two Million Dollars (US$2,000,000) (after which point Buyer will have no obligation to indemnify Sellers Indemnitees from and against any further Adverse Consequences); provided the limitations set forth in this section shall apply only to Adverse Consequences arising from, related to, or in connection with Section 8.3(a)(i).

(b)                                 Written Claims.  Sellers may make a claim (not involving a Third Party Claim) in any amount to which they may be entitled under this Agreement by providing a written claim for indemnification against Buyer within any applicable survival period promptly after Sellers have notice of any Adverse Consequence which may give rise to a claim for indemnification; provided, however, that no delay on the part of Sellers in notifying Buyer shall relieve Buyer from any obligation hereunder unless (and then solely to the extent) Buyer is prejudiced by such delay.

(c)                                  Knowledge of Breach.  No Sellers Indemnitee shall bring a claim or be entitled to indemnification with respect to any breach of any of the representations and warranties of Buyer contained in this Agreement or the Buyer Closing Certificate if Sellers had Knowledge of such breach prior to the Closing.

8.4                                 Matters Involving Third Parties.  If any third party shall notify either Party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) that may give rise to a right to a claim for indemnification against the other Party (the “Indemnifying Party”) under Section 8.2 or Section 8.3, then the Indemnified Party shall promptly (and in any event within five Business Days after receiving notice of the Third Party Claim) notify the Indemnifying Party thereof in writing (the “Claim Notice”).

The Indemnifying Party will have the right to assume and thereafter conduct the defense of the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as the Indemnifying Party notifies the Indemnified Party in writing within 20 days after the Indemnified Party has given the Claim Notice.

So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with this Section 8.4, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld), and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld).

In the event any of the conditions in this Section 8.4 is or becomes unsatisfied, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim only with consent from the Indemnifying Party (not to be unreasonably withheld), (ii) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses if the Indemnified Party delivers an undertaking to repay such amounts if it is not ultimately entitled to indemnification hereunder), and (iii) the Indemnifying Parties will remain responsible, subject to the terms and limitations set forth in this Article VIII, for any Adverse Consequences the Indemnified Party may suffer arising from, relating to or in connection with the Third Party Claim to the fullest extent provided in this Agreement.

8.5                                 Subrogation and Insurance Proceeds.  Upon making payment for an indemnification claim pursuant to this Article VIII, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any other Person with respect to the subject matter underlying such indemnification claim.  If either Party shall receive the benefit of insurance and indemnity proceeds in excess of the amount taken into consideration in the computation of Adverse Consequences, the recipient shall promptly remit such excess proceeds to the other Party.

8.6                                 Determination of Adverse Consequences.  All indemnification payments under this Article VIII shall be paid by the Indemnifying Party net of any Tax benefits and insurance proceeds that may be available to the Indemnified Party.

8.7                                 Exclusive Remedy.  Buyer and Sellers acknowledge and agree that the foregoing indemnification provisions in this Article VIII shall be the exclusive remedy of Buyer and Sellers with respect to the Assets and the transactions contemplated by this Agreement. Without limiting the generality of the previous sentence, Buyer and Sellers hereby waive any right, whether arising at law or in equity, to seek contribution, cost recovery, damages, consequential damages, or any other recourse or remedy from the other parties.

ARTICLE IX
CERTAIN TAX MATTERS

9.1                                 Property Taxes.  Property Taxes of Sellers with respect to the Assets (including, without limitation, property Taxes payable as a tenant or lessee under any lease) will be pro-rated as of the Closing Date, with such pro-rations to be completed within 30 days of the Closing Date, and, notwithstanding any other provision of this Agreement, the economic burden of any such property Tax will be borne by (a) Sellers for all Pre-Closing Periods and the portion of any Straddle Period through the Closing Date; and (b) Buyer for all Post-Closing Periods and the portion of any Straddle Period after the Closing Date. Accordingly, notwithstanding any other provision of this Agreement, (i) if Sellers pay such a property Tax with respect to a Post-Closing Period or the portion of Straddle Period after the Closing Date, Buyer will reimburse Sellers within 15 days after receiving from Sellers written demand for the amount of such property Tax, and (ii) if Buyer pays such a property Tax with respect to a Pre-Closing Period or the portion of a Straddle Period through the Closing Date, Sellers will reimburse Buyer within 15 days after receiving from Buyer written demand for the amount of such property Tax.  For purposes of pro-rating property Taxes, the amount of any property Tax attributable to the portion of a Straddle Period through the Closing Date shall be deemed to be the amount of such property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period through the Closing Date and the denominator of which is the number of days in the entire Straddle Period.  In determining the Straddle Period for property Taxes, the Tax period as reflected on the statement of Taxes due, property Tax bill, property “tax ticket,” or any other request for payment from a Governmental Authority will determine the taxable period.

9.2                                 Transfer Taxes.  All transfer, recording and similar Taxes arising in connection with the transactions contemplated hereunder shall be paid by Buyer.  Sellers and Buyer shall cooperate to provide such documentation and take such other actions as may be necessary to minimize the amount of any such Taxes.

9.3                                 Access for Tax Returns.  Following the Closing Date, Buyer shall, at reasonable times, and in a manner so as not to interfere with normal business operations, allow Sellers (and if requested by Sellers, representatives of federal, state or local agencies) access to the Assets for purposes of reviewing information pertinent to any Tax Return filed by Sellers.

9.4                                 Sales and Use Taxes.  Buyer and Sellers intend that the transactions contemplated hereunder shall be exempt from, or deductible for purposes of, sales, gross receipts, compensating and use taxes (except for registered and licensed vehicles) either as an isolated sale or under exemptions afforded by applicable Law, and each of the Parties shall cooperate with the other in securing appropriate exemptions or deductions.

ARTICLE X
TERMINATION

10.1                           Termination.

This Agreement may be terminated prior to the Closing Date only as follows:

(a)                                  by mutual written consent of Sellers and Buyer;

(b)                                 by Sellers or Buyer, if the Closing shall not have occurred prior to the close of business on August 19, 2011, or such later date as the parties may agree in writing (provided, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause, in whole or in part, of, or has resulted in, the failure of the Closing to occur on or before such date);

(c)                                  by Sellers or Buyer if a Proceeding shall have been commenced or threatened by or before any Governmental Authority, or any Decree shall have been entered therein, that (i) prohibits, seeks to prohibit, or imposes or seeks substantial damages in connection with, the consummation of the transactions contemplated by this Agreement; or (ii) seeks or imposes relief that causes or would cause any of the transactions contemplated by this Agreement to be rescinded following consummation;

(d)                                 by Buyer upon written notice to Sellers, if (i) at any time prior to the Closing (A) Sellers have within the then previous 10 Business Days given Buyer any notice pursuant to Section 6.6(a) and (B) the development that is the subject of the notice has had a Material Adverse Effect; (ii) at any time prior to the Closing, Sellers have breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Buyer has notified Sellers of the breach, and the breach has continued without cure for a period of 15 days after the notice of breach; or (iii) Sellers have failed to comply with its covenants, obligations or agreements under this Agreement, Buyer has notified Sellers thereof, and such failure to comply has continued without cure for a period of 15 days after the notice thereof; or

(e)                                  by Sellers upon written notice to Buyer, if (i) at any time prior to the Closing, Buyer has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Sellers have notified Buyer of the breach, and the breach has continued without cure for a period of 15 days after the notice of breach; or (ii) Buyer has failed to comply with its covenants, obligations or agreements under this Agreement, Sellers have notified Buyer thereof, and such failure to comply has continued without cure for a period of 15 days after the notice thereof.

10.2                           Effect of Termination.

Each Party’s right of termination under this Article X is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies.  If this Agreement is terminated pursuant to Section 10.1 hereof, all further obligations of the Parties under or pursuant to this Agreement shall terminate without further Liability of either Party to the other except for breaches of representations, warranties, or covenants or for fraud or willful misconduct.  Sellers and Buyer hereby agree that the provisions of this Section 10.2 and of Article XI (except Section 11.14, 11.17 and 11.18) shall survive any termination of this Agreement pursuant to the provisions of this Article X.

ARTICLE XI
MISCELLANEOUS

11.1                           Entire Agreement.  This Agreement, the documents referred to in this Agreement and to be delivered pursuant to this Agreement and any other agreement entered into contemporaneously with this Agreement between Sellers and Buyer constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement, and supersede all prior agreements, understandings, negotiations and discussions of the Parties, whether oral or written, and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement or therein.

11.2                           Amendment.  This Agreement may be amended by an instrument in writing and signed on behalf of each of the Parties to this Agreement at any time.

11.3                           Extension; Waiver.  At any time prior to the Closing Date, the Parties may (i) extend the time for the performance of any of the obligations or other acts of the other Party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document, certificate or writing delivered pursuant to this Agreement or (iii) waive compliance with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of any Party to any such extension or waiver shall be valid only if set forth in an instrument in writing and signed on behalf of such Party. The failure of any Party to enforce any right arising under this Agreement on one or more occasions will not operate as a waiver of that or any other right on that or any other occasion.

11.4                           Expenses.  Whether or not the transactions contemplated by this Agreement are consummated, each of the Parties shall pay the fees and expenses of their respective counsel, investment bankers, financial advisors, accountants and other experts and the other expenses incident to the negotiation and preparation of this Agreement and consummation of the transactions contemplated hereby.

11.5                           Governing Law.  This Agreement shall be construed and interpreted according to the Laws of the Commonwealth of Kentucky, without regard to the conflicts of law rules thereof.

11.6                           Assignment.  This Agreement and each Party’s respective rights hereunder may not be assigned at any time, except as expressly set forth in this Agreement, without the prior written consent of the other Party, provided that nothing in this Agreement shall prevent a successor-in-interest to either Party from enforcing the provisions of this Agreement. Without limiting the generality of the foregoing, if Sellers merge or consolidate with or into another Person and Sellers are not the surviving entity of such merger or consolidation, or if Sellers sell, transfer or otherwise dispose of a majority in fair market value of its assets in one transaction or a series of related transactions, Sellers shall cause the survivor or acquiror, as the case may be, to assume in writing the obligations of Sellers under this Agreement and to provide a copy of such instrument of assumption to Buyer contemporaneously with the consummation of the relevant transaction.

11.7                           Notices.  All communications, notices and disclosures required or permitted by this Agreement shall be in writing and shall be deemed to have been given when delivered personally or by messenger, by overnight delivery service or by facsimile, or within five days of being mailed by registered or certified United States mail, postage prepaid, return receipt requested, in all cases addressed to the Person for whom it is intended at such Person’s address set forth below or to such other address as a Party shall have designated by notice in writing to the other Party in the manner provided by this Section 11.7:

If to Sellers:

CAM Mining LLC

CAM-Kentucky Real Estate LLC

424 Lewis Hargett Circle, Suite 250

Lexington, Kentucky 40503

Attention:  CEO

Telephone:  859-389-6500

Facsimile:   859-389-6588

With a copy to:

CAM Mining LLC

CAM-Kentucky Real Estate LLC

424 Lewis Hargett Circle, Suite 250

Lexington, Kentucky 40503

Attention:  General Counsel

Telephone:  859-389-6500

Facsimile:   859-389-6588

Frost Brown Todd LLC

250 W. Main Street, Suite 2800

Lexington, KY 40507

Attention:  Edward A. Receski, Esq.

Telephone:  859-231-0000

Facsimile:   859-231-0011

If to Buyer:

Revelation Energy, LLC

1051 Main Street

Milton, WV 25541

Attention:  Jeffery A. Hoops, Sr., President & CEO

Telephone:  304-390-5959

Facsimile:   304-390-5975

With a copy to:

Huddleston Bolen LLP

611 Third Avenue

Huntington, WV 25701

Attention:  M. Edward Cunningham, II, Esq.

Telephone:  304-529-6181

Facsimile:   304-522-4312

11.8                           Counterparts; Headings.  This Agreement may be executed in several counterparts (including by signature pages by facsimile or other electronic means), each of which shall be deemed an original, but shall together constitute one and the same Agreement.  The Article and Section headings in this Agreement are inserted for convenience of reference only and shall not constitute a part of this Agreement.

11.9                           Interpretation; Construction.  Unless the context requires otherwise, all words used in this Agreement in the singular number shall extend to and include the plural, all words in the plural number shall extend to and include the singular and all words in any gender shall extend to and include all genders. This Agreement has been fully negotiated by the Parties and shall not be construed by any Governmental Authority against either Party as the drafting Party.  Numerical or alphabetic references to Recitals, Articles, Sections, paragraphs, Schedules, Exhibits and appendices in this Agreement are to Recitals, Articles, Sections, paragraphs, Schedules, Exhibits and appendices of this Agreement. Terms used with initial capital letters will have the meanings specified, applicable to both singular and plural forms, for all purposes of this Agreement.  The word “include” and derivatives of that word are used in this Agreement in an illustrative sense rather than limiting sense.  The Disclosure Schedule, including without limitation all Sections thereto, and all Exhibits attached hereto are incorporated into this Agreement where referenced.

11.10                     Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

11.11                     No Reliance or Third Party Beneficiaries.  No third party is entitled to rely on any of the representations, warranties and agreements contained in this Agreement and Sellers and Buyer assume no Liability to any third party because of any reliance on the representations, warranties and agreements of Sellers and Buyer contained in this Agreement.  This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

11.12                     Right to Specific Performance.  The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached and that, prior to termination pursuant to Article X, each Party shall be entitled to specific performance of the terms hereof. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Fayette County, Kentucky Circuit Court and any state appellate court therefrom within the Commonwealth of Kentucky (or, if the Fayette County, Kentucky Circuit Court declines to accept jurisdiction over a particular matter, any state or federal court within the Commonwealth of Kentucky).  Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action for injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement in any court other than the aforesaid courts.

11.13                     Arbitration.  Any dispute arising out of or relating to this Agreement, including the breach, termination or validity thereof, shall be finally resolved by binding arbitration administered by the American Arbitration Association according to its rules and judgment on the award rendered by the arbitrator or arbitrators may be entered in any court having jurisdiction thereof.  All disputes shall be heard and determined by three arbitrators, of whom each party shall designate one with the third designed by the first two.   If the first two arbitrators cannot agree on the designation of the third arbitrator, then the American Arbitration Association shall designate the third arbitrator.  The venue for the arbitration shall be Lexington, Kentucky, or such other place mutually agreed to by the parties, and the fees for any arbitration shall be borne equally by the parties.

11.14                     Further Actions.  The Parties will execute and deliver, from time to time at or after the Closing, for no additional consideration and at no additional cost to the requesting Party, such further assignments, certificates, instruments, records, or other documents, assurances or things as may be reasonably necessary to give full effect to this Agreement and to allow each Party fully to enjoy and exercise the rights accorded and acquired by it under this Agreement.

11.15                     Time.  Time is of the essence under this Agreement.  If the last day permitted for the giving of any notice or the performance of any act required or permitted under this Agreement falls on a day which is not a Business Day, the time for the giving of such notice or the performance of such act will be extended to the next succeeding Business Day.

11.16                     Certain Damages.  Each Party hereby waives any right to assert punitive, lost profits, exemplary, special, indirect or consequential damages against the other Party in connection with the transactions contemplated in this Agreement.

11.17                     Cedar Grove Gas Line.  Upon the receipt of a written request from Sellers to move the Cedar Grove Gas Line to a location specified by Sellers, Buyer at Buyer’s sole expense shall promptly move the Cedar Grove Gas Line as instructed in the Sellers’ request; provided however, Buyer shall not be liable for any expenses in excess of the expenses which would be required to move the Cedar Grove Gas Line to its original location.

11.18                     Removal of Equipment.  Sellers shall have up to 60 days from the Closing Date to enter any of the real property comprising the Assets or Colonial Assets to remove their equipment, including without limitation, office trailers, mining equipment, vehicles, trucks, earth-moving equipment, tanks, and tools.  Sellers shall remove such equipment in a manner so as not to unreasonably interfere with Buyer’s mining activities.

11.19                     Colonial Not a Third Party Beneficiary.  The Parties hereby acknowledge and agree that Colonial is not a third party beneficiary of this Agreement; and therefore, Colonial shall not be entitled to the benefits of the representations and warranties, covenants, indemnification and other provisions of this Agreement.  With respect to the Colonial Assets, Colonial shall only be entitled to the benefit of the provisions of the Deed and the Assignment and Assumption Agreements to which Colonial is a party.

[Signatures on following pages]

[SELLERS’ SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the Parties below have caused this Agreement to be duly executed as of the date first above written.

SELLERS:

CAM MINING LLC
CAM-KENTUCKY REAL ESTATE LLC

By:	/s/ Christopher N. Moravec
Name:	Christopher N. Moravec
Title:	President

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[BUYER’S SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

BUYER:

REVELATION ENERGY, LLC

By:	/s/ Jeffrey A. Hoops
Name:	Jeffrey A. Hoops
Title:	President

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